Mail Stop 6010

Via Facsimile and U.S. Mail


August 18, 2005

Mr. Cory S. Gelmon
President and Chief Financial Officer,
Banyan Corporation
Suite 500, 1925 Century Park East
Los Angeles, CA 90067

      Re:	Banyan Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
	            File No. 000-26065

Dear Mr. Gelmon:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. Please provide a breakdown of your "net cash (used in) provided by discontinued operations" by activity (i.e. operating, investing and financing). Please provide your analysis of the accounting literature used to support the aggregation of these amounts in one line item as currently presented. Additionally, please tell us how you have complied with paragraph 28 of SFAS 95 as it appears that you reconcile net income from operations as opposed to net income as required.


Notes to Consolidated Financial Statements

1. Organization, principles of consolidation, going concern, results of operations and management`s plans:

Organization and principles of consolidation, page F-8

2. Please explain to us how you account for your majority-owned subsidiary, Chiropractic USA, Inc. It appears that you consolidate
Chiropractic USA Inc. but do not record minority interest for the portion owned by other parties. Please provide your analysis of the accounting literature used to support your accounting.

14. Fourth Quarter Adjustments, page F-21

3. We note your disclosure regarding adjustments made during the fourth quarter for non-cash compensation and expense for stock options. Please provide to us your analysis as to why the March 31,
2004, June 30, 2004 and September 30, 2004 Form 10-QSBs were not restated as a result of these discrepancies. Additionally, please tell us whether these adjustments were reflected in your March 31, 2005 Form 10-QSB and, if so, why you have not labeled the prior year interim period as restated.

*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg
						Senior Assistant Chief Accountant
??

??

??

??

Cory S. Gelmon
Banyan Corporation
August 18, 2005
Page 3